Filed by United Technologies Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Rockwell Collins, Inc.

Commission File No. 001-16445

Date: March 22, 2018

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MARCH 16, 2018 / 12:00PM, UTX - United Technologies Corp Investor and Analyst Meeting

C O R P O R A T E   P A R T I C I P A  N T S

Akhil Johri United Technologies Corporation - Executive VP & CFO

Carroll Lane United Technologies Corporation - VP of IR

David L. Gitlin UTC Aerospace Systems - President

Gregory J. Hayes United Technologies Corporation - Chairman, CEO & President

Judith F. Marks United Technologies Corporation - President of OTIS Elevator

Robert F. Leduc Pratt & Whitney Company, Inc. - President

Robert J. McDonough United Technologies Corporation - President of UTC Climate, Controls & Security

C O N F E R E N C E   C A L L  P A R T  I C I P A N T S

Cai Von Rumohr Cowen and Company, LLC, Research Division - MD and Senior Research Analyst

Carter Copeland Melius Research LLC - Founding Partner, President and Research Analyst of Aerospace & Defense

Charles Stephen Tusa JP Morgan Chase & Co, Research Division - MD

Clifford F. Ransom Ransom Research, Inc. - Founder and President

Douglas Stuart Harned Sanford C. Bernstein & Co., LLC., Research Division - SVP and Senior Analyst

George D. Shapiro Shapiro Research - CEO and Managing Partner

Jonathan Phaff Raviv Citigroup Inc, Research Division - VP

Julian C.H. Mitchell Barclays Bank PLC, Research Division - Research Analyst

Matthew Welsch McConnell RBC Capital Markets, LLC, Research Division - Analyst

Myles Alexander Walton UBS - Director and Senior Research Analyst

Noah Poponak Goldman Sachs Group Inc., Research Division - Equity Analyst

Peter J. Arment Robert W. Baird & Co. Incorporated, Research Division - Senior Research Analyst

Robert P. McCarthy Stifel, Nicolaus & Company, Incorporated, Research Division - Senior Analyst

Ronald Jay Epstein BofA Merrill Lynch, Research Division - Industry Analyst

Samuel Joel Pearlstein Wells Fargo Securities, LLC, Research Division - MD, Co-Head of Equity Research & Senior Analyst

Sheila Karin Kahyaoglu Jefferies LLC, Research Division - Equity Analyst

Steven Eric Winoker UBS Investment Bank, Research Division - MD & Industrials Analyst

P R E S E N T A T I O N

Unidentified Company Representative

Good morning. Welcome to the United Technologies 2018 Investor and Analyst Meeting. This presentation is being carried live on the Internet and is being recorded for replay. Presentation materials are available for download at utc.com.

Please note the company will speak to results and expectations from continuing operations and adjusted for restructuring and other significant items, except where otherwise noted. The company also reminds listeners that the presentation contains forward-looking statements which are subject to risks and uncertainties that could cause actual results to differ materially from the anticipated results. UTC’s SEC filings, including its 10-Q and 10-K reports, provide details on important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements.

MARCH 16, 2018 / 12:00PM, UTX - United Technologies Corp Investor and Analyst Meeting

In addition, in connection with the proposed Rockwell Collins acquisition, UTC has filed a registration statement that includes a prospectus from UTC and a proxy statement from Rockwell Collins, which is effective and contains important information about UTC, Rockwell Collins, the transaction and related matters.

It’s now my pleasure to introduce Mr. Greg Hayes, Chairman and CEO of United Technologies.

* * *

Gregory J. Hayes - United Technologies Corporation - Chairman, CEO & President

Of course, structural cost reduction, that’s just part of UTC, right? There is no change to that. And disciplined capital allocation, I know some of you might argue with that last point after the Rockwell Collins deal. But I will tell you, the Rockwell Collins deal today, here it is 9 months later. It’s a heck of a lot better than the - - even the deal that we approved with the board last summer. And I think, again, it is the long-term nature of the aerospace business and what we see today going forward that is going to make Rockwell Collins a great, great addition to UTC.

* * *

And lastly and perhaps just as importantly for the future, it’s about connected products. We’ve got a picture of the jet engine here, but I think you’ll see later on in this building what connected products mean in terms of how do you optimize a building for low cost, sustainability and efficiency, and it works on the aerospace side just as well. And again, a key tenet of the Rockwell Collins acquisition is: How do you connect all of these systems that we have on an airplane to provide value to the customer by doing real-time diagnostics, real-time data downloads, real-time parts provisioning to improve the airline customer experience?

* * *

David L. Gitlin - UTC Aerospace Systems - President

And third, this is truly a transformative year for us, with us closing on Rockwell Collins to form Collins Aerospace. So I’ll go through each of one of these starting with the financials.

* * *

Rockwell Collins has Intertrade, which is a very interesting part of their portfolio that we look to optimize in ours as well. So trends, performance, overall commercial aftermarket remain very encouraging.

* * *

So very exciting things with electric connected and intelligent aircraft, and I’ll talk a bit more about that in the Rockwell Collins section as well. So the UTAS story remains consistent and on track. But what I will say is what makes 2018 really exciting, really transformative for us is us closing on Rockwell Collins later this summer to perform -- to form Collins Aerospace.

So first, a quick update. You saw that earlier, the Rockwell Collins shareholders approved the deal, 96% voting for it. Second, on the regulatory side, we remain on track. There have been no surprises. We plan to close later this summer. What I will tell you is that the deal is so transformative in so many ways. You see 4 of those along the right side of the slide and I’ll address each one of them individually, starting with cost synergies.

We have the team, the formula, the track record to give you great confidence that we can and that we will deliver on the cost synergies. You saw that what we accomplished with Goodrich. When we came together with Goodrich in 2012, you put them on our accounting conformity. They were at 12% ROS, and Hamilton Sundstrand was at 16% ROS. And Goodrich was twice our size. They were at $8 billion, we were a little bit more in our Aero business at $4 billion. Together, we increased it to 17% over 5 years. We -- a lot of that came from driving synergies. We significantly beat our target there and we feel confident in the synergy commitments that we’ve made on Rockwell Collins. We know the playbook. We’re identifying the specific actions and the phasing of them over these next 4 years. And we have confidence in our teams’ ability to drive these. But what’s even more exciting is growth.

MARCH 16, 2018 / 12:00PM, UTX - United Technologies Corp Investor and Analyst Meeting

Recall that at UTAS, we’ve often said that we have twice the content on the new programs than the programs they replace, $4 million versus $2 million. What’s very encouraging is that Rockwell Collins too has won the right content on the right programs. So they see similar growth that we’ll be seeing. And what’s really good is that they have very complementary growth on these right platforms, so where we have a little bit less than we like say on the 737 MAX or the 777, Rockwell has great content. We have very good content on the A320neo, the A350, the F-35, 787. So both very well-positioned and both portfolio is quite complementary.

Rockwell Collins also provides our portfolio with more customer and channel balance. You see that on Slide 8. You look at the left side of this slide, after we close, we will have a much more balanced portfolio by customer and product segment. And on the right side, recall that we have a significant focus on increasing our direct sales to our airline customers. So UTAS, we’ve traditionally been a Supplier Furnished Equipment business, SFE. And what that means is that the equipment is standard on the aircraft. Whereas Rockwell Collins, especially with their acquisition of B/E Aerospace, is much more used to a buyer-furnished equipment model. So just think about this. About every 6 years an aircraft comes in for a cabin interior modernization. Now when that an aircraft comes in to upgrade or modernize the seats or other parts of the cabin in the interior, we would approach the airlines with upgrades to brakes that last longer, new LED lights, generators that drive lower cost of ownership, new video monitoring capability, either for their cabin or the cockpit. You’re leveraging our entire portfolio to make mods and upgrades a part of our business model. So very exciting that this BFE piece and what it can bring for our value direct to our airline customers.

And then lastly, on revenue synergies. Take the left side of the slide. Just think about the fact that together, we and Rockwell Collins, are going to have close to 20,000 engineers, 20,000. And they can’t wait for us to close and unleash the possibilities associated with revenue synergies. We have not baked any of these into our model. It would all be upside but we are tremendously confident that we will absolutely see revenue synergies. You think about the intelligent connected aircraft. We have systems throughout the aircraft. I gave the generator example before, where we -- either through the generator control unit or by attaching our sensors, we have a world-leading sensors business to our various equipment around aircraft, we can get data, data that can be an early indicator of a failure. It’s our IP, it’s our algorithms that control these various systems. We then take that data, and by attaching wireless to the various controls and throughout the aircraft, we can transmit that data real-time to a box that we put in the aircraft called an aircraft interface device that you can think of as a central repository for that data, which can interphase real-time with the pilot’s tablet through a tablet interface module. So we bring a lot to the table to get the data -- get the data to the cockpit and get it so, it’s in usable form.

Rockwell Collins. They can disseminate that data real-time to the ground by its ARINC network, world-leading ARINC network. And once it’s on the ground, that data has to get in the hands of people that can do something with it. Rockwell Collins has the world-leading capability to disseminate that data to the ground and then on the ground to operations center, component MRO centers, aircraft OEMs. So this intelligent connected aircraft, we believe, when we come together, have the world-leading capability to use that data and use it in a way that’s really value-added to the airlines.

It’s a similar story on autonomy. Autonomy is coming. Today, 90% of an average flight is on autopilot for a commercial flight. You think about our complementary portfolios, at UTC Aerospace Systems, we have autopilot controls, we have flight controls, we have sensors. Rockwell Collins, world-leading navigation, communications, secure network capabilities. You put these 2 portfolios together, we will accelerate partially and fully autonomous flight. And then there are game-changing possibilities on the right in the defense space. We have these airborne pods that have world-leading capability for taking images and disseminating those real-time to the battlefield. And then you look at Rockwell’s state-of-the-art portable secured ground-to-ground, air-to-ground, ground-to-air communication devices to make sense of those images that we’re disseminating real-time. Really game-changing stuff in the defense space that’s very, very exciting for us and our military customers. And again, we haven’t put the revenue synergies in the model but we are very, very confident in our ability to capture them.

* * *

And last, on Rockwell Collins, a transformative deal, we are very excited to close on it this summer to create the value that our customers and our shareholders expect.

MARCH 16, 2018 / 12:00PM, UTX - United Technologies Corp Investor and Analyst Meeting

So with that, I am happy to take questions.

Q U E S T I O N S   A N D   A N S W E  R S

Carroll Lane - United Technologies Corporation - VP of IR

Okay. Let’s get started with Ron.

David L. Gitlin - UTC Aerospace Systems - President

Hey, Ron.

Ronald Jay Epstein - BofA Merrill Lynch, Research Division - Industry Analyst

So maybe we can kick it off with - how’s the relationship with Boeing? In the backdrop of partnering for success, you’ve got Rockwell Collins deal and then there’s kind of the big elephant in the room, what could be the opportunity on the middle market?

David L. Gitlin - UTC Aerospace Systems - President

Yes. I’ll tell you, Ron, we feel very good about the relationship with the Boeing Company. In fact, both we and Rockwell Collins have just signed deals with Boeing that -- provide for consent, and they provide for us having accomplished with an agreement on PFS 2.0. So we have worked very hard and very closely with -- between Greg and Dennis on down throughout the organizations to make sure that we understand what their needs were and how we could support them. And we have been laser-focused on finding a solution that was a win-win. And I’m really happy to tell you that we’ve been able to achieve that. And we just signed it over the last few hours. So great progress with the Boeing Company. And frankly, it’s a win-win for both of us and great progress with our other customers as well. We’ve been tied at the hip with all the OEMs, we’ve been making visits to our airline customers. So we’ve really tried to make sure that as we bring us and Rockwell Collins together, we do it in a way that really works for our customers. And look, Boeing, Airbus, Bombardier, Embraer, and they’re under a lot of pressures. They need us to deliver value to them. And we’ve been laser-focused on making sure we could deliver the value we expect and we’ve been able to do that in a deal that we think works for both of us. On the NMA, I think now that we’ve been able to come to an agreement with Boeing that works for both of us, I’m excited to engage in those discussions and see where it goes.

* * *

Carter Copeland - Melius Research LLC - Founding Partner, President and Research Analyst of Aerospace & Defense

Yes, Dave, just wondered if you could expand on the digital discussion here? I mean, obviously, you’re talking about it more -- your competitors are talking about it more. It clearly is a big theme in Boeing Global Services and the formation there. And there is, I think, some debate around who owns the data and how do you monetize it. How do you think about what the competitive discriminators are there? And how do you ensure success in that effort?

MARCH 16, 2018 / 12:00PM, UTX - United Technologies Corp Investor and Analyst Meeting

David L. Gitlin - UTC Aerospace Systems - President

Yes. I think for us, for digital, I think that we have an enormous competitive advantage because not only do we have tremendous content on the aircraft. We have highly-engineered, highly-proprietary content. We control our various systems throughout the aircraft. We provide the controls for the environmental control system, the generator control unit for the generator, for the wheels and brakes. For our entire portfolio, we’re literally doing the IP and the algorithms that control this various equipment. And now that we’re able to actually -- because of that, not only working with others that can do a statistical analysis on an impending or upcoming failure, because we have the algorithms, we can actually identify a correlation between a thermal signature and a potential failure, a vibratory signature and a potential failure. So we believe we’re really uniquely positioned in that area. Now you got to do something with the data. In this industry, which is a cutting-edge industry, there are still airlines that look at this data once a month, where they download the data once the aircraft lands onto a 3.5 floppy disk, 3.5-inch floppy disk. Who else would use those today? We can get this data real-time into the hands of people -- because of us and Rockwell Collins once we close that can really make sense of the data and can take the proactive decision to actually pull generator before it’s a very costly repair, have a generator there, put it on the aircraft, have no impact on a delay or cancellation. We can get out in front of this in a way that we believe nobody else in the industry can. So we’re very, very enthusiastic on the whole digital trends. And everyone kind of gets into this, who owns the data fight? I think it’s paralyzing. I think it’s people that gets so fixated on it, don’t have a real strategy on it. We’ve worked with an airline to say “Look, on one piece of paper, let’s look at who owns what data rights and what different elements.” We came to a solution and now we’re working proactively with this airline to figure out, “look, we found a solution on data rights. Now let’s do something together that works for you, the airline and adds value to you, the airline, and airline is pleased, we’re pleased and it’s working well.”

* * *

Gregory J. Hayes - United Technologies Corporation - Chairman, CEO & President

The first priority of UTC this year is to close on the Rockwell Collins deal. We have to get that done. We have to get the integration underway. We have to get the cost out. Once that process is complete, which we think will happen this summer, we will, with the board, begin a review of the portfolio, all the portfolio.

* * *

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This communication contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “will,” “should,” “see,” “guidance,” “outlook,” “confident” and other words of similar meaning in connection with a discussion of future operating or financial performance. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, share repurchases, tax rates and other measures of financial performance or potential future plans, strategies or transactions of United Technologies or the combined company following United Technologies’ proposed acquisition of Rockwell Collins, the anticipated benefits of the proposed acquisition, including estimated synergies, the expected timing of completion of the transaction and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation: (1) the effect of economic conditions in the industries and markets in which United Technologies and Rockwell Collins operate in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, levels of end market demand in construction and in both the commercial and defense segments of the aerospace industry, levels of air travel, financial condition of commercial airlines, the impact of weather conditions and natural disasters and the financial condition of our customers and suppliers; (2) challenges in the development, production, delivery, support, performance and realization of the anticipated benefits of advanced technologies and new products and services; (3) the scope, nature, impact or timing of acquisition and divestiture activity, including among other things integration of acquired businesses, including Rockwell Collins, into United Technologies’ existing businesses and realization of synergies and opportunities for growth and innovation; (4) future levels of indebtedness, including indebtedness expected to be incurred by United Technologies in connection with the posed Rockwell Collins merger, and capital spending and research and development spending; (5) future availability of credit and factors that may affect such availability, including credit market conditions and our capital structure; (6) the timing and scope of future repurchases of United Technologies’ common stock, which may be suspended at any time due to market conditions and the level of other investing activities and uses of cash, including in connection with the proposed acquisition of Rockwell; (7) delays and disruption in delivery of materials and services from suppliers; (8) company and customer-directed cost reduction efforts and restructuring costs and savings and other consequences thereof; (9) new business or investment opportunities; (10) our ability to realize the intended benefits of organizational changes; (11) the anticipated benefits of diversification and balance of operations across product lines, regions and industries; (12) the outcome of legal proceedings, investigations and other contingencies; (13) pension plan assumptions and future contributions; (14) the impact of the negotiation of collective bargaining agreements and labor disputes; (15) the effect of changes in political conditions in the U.S. and other countries in which United Technologies and Rockwell Collins operate, including the effect of changes in U.S. trade policies or the U.K.’s pending withdrawal from the EU, on general market conditions, global trade policies and currency exchange rates in the near term and beyond; (16) the effect of changes in tax (including the recently enacted Tax Cuts and Jobs Act in the U.S.), environmental, regulatory (including among other things import/export) and other laws and regulations in the U.S. and other countries in which United Technologies and Rockwell Collins operate; (17) the ability of United Technologies and Rockwell Collins to receive the required regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and to satisfy the other conditions to the closing of the transaction on a timely basis or at all; (18) the occurrence of events that may give rise to a right of one or both of United Technologies or Rockwell Collins to terminate the merger agreement, including on circumstances that might require Rockwell Collins to pay a termination fee of $695 million to United Technologies or $50 million of expense reimbursement; (19) negative effects of the announcement or the consummation of the transaction on the market price of United Technologies’ and/or Rockwell Collins’ common stock and/or on their respective financial performance; (20) risks related to Rockwell Collins and United Technologies being restricted in its operation of the business while the merger agreement is in effect; (21) risks relating to the value of the United Technologies’ shares to be issued in the transaction, significant transaction costs and/or unknown liabilities; (22) risks associated with third party contracts containing consent and/or other provisions that may be triggered by United Technologies’ proposed acquisition of Rockwell Collins; (23) risks associated with merger-related litigation or appraisal proceedings; and (24) the ability of United Technologies and Rockwell Collins, or the combined company, to retain and hire key personnel. There can be no assurance that United Technologies’ proposed acquisition of Rockwell Collins or any other transaction described above will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of United Technologies and Rockwell Collins on Forms S-4, 10-K, 10-Q and 8-K filed with or furnished to the SEC from time to time. Any forward-looking statement speaks only as of the date on which it is made, and United Technologies and Rockwell Collins assume no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Additional Information

In connection with the proposed transaction, United Technologies has filed a registration statement on Form S-4 (File No. 333-220883), which includes a prospectus of United Technologies and a proxy statement of Rockwell Collins (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. The proxy statement/prospectus was declared effective by the SEC and is being mailed to Rockwell Collins shareowners. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain the proxy statement/prospectus free of charge from the SEC’s website or from United Technologies or Rockwell Collins. The documents filed by United Technologies with the SEC may be obtained free of charge at United Technologies’ website at www.utc.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from United Technologies by requesting them by mail at UTC Corporate Secretary, 10 Farm Springs Road, Farmington, CT, 06032, by telephone at 1-860-728-7870 or by email at corpsec@corphq.utc.com. The documents filed by Rockwell Collins with the SEC may be obtained free of charge at Rockwell Collins’ website at www.rockwellcollins.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Rockwell Collins by requesting them by mail at Investor Relations, 400 Collins Road NE, Cedar Rapids, Iowa 52498, or by telephone at 1-319-295-7575.

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This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.